EXHIBIT 99.01

Supplementary election of member of the Board of Directors Compensation Committee

Date of events: 2017/09/29

Contents:

1.Date of occurrence of the change:2017/09/29

2.Name of the functional committees: the Compensation Committee

3.Name and resume of the replaced member: None

4.Name and resume of the new member: Yu-Fen Lin, LEX & HONOR Law Offices Managing Partner

5.Type of the change (please enter: “resignation”, “discharge”, “tenure expired” , “death” or “new appointment”):new appointment

6.Reason of the change: Supplementary election of member of the Board of Directors Compensation Committee

7.Original term (from to ): from 2016/06/24 to 2019/06/23

8.Effective date of the new member:2017/09/29

9.Any other matters that need to be specified: None